UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Standard Management Corporation

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(Name of Issuer)

Common Shares

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(Title of Class of Securities)

75935A 10 9

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(CUSIP Number)

Philip L. McCool

Sommer Barnard PC

One Indiana Square, Suite 3500

Indianapolis, Indiana 46204

(317) 713-3500

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2007

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Ronald D. Hunter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,032,839 8 SHARED VOTING POWER 20,422,648 9 SOLE DISPOSITIVE POWER 1,032,839 10 SHARED DISPOSITIVE POWER 415,203

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,455,487
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.8%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common shares of Standard Management Corporation, an Indiana corporation (the “Company”). The address of the Company’s principal executive offices is 10689 North Pennsylvania Street, Indianapolis, Indiana 46280.

Item 2. Identity and Background.

This Schedule D is filed on behalf of Ronald D. Hunter. Mr. Hunter’s address is 10689 North Pennsylvania Street, Indianapolis, Indiana 46280. Mr. Hunter is the Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Hunter is a citizen of the United States.

During the last five years, Mr. Hunter has not been convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Schedule 13D is being filed in connection with a voting agreement between Mr. Hunter and Mr. Sam Schmidt, of Las Vegas, Nevada. Mr. Schmidt is a director of the Company and is its largest shareholder. The filing of this Schedule 13D is not an admission that the Mr. Hunter and Mr. Schmidt comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 or the regulations thereunder. Mr. Hunter expressly disclaims the existence of a group.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Hunter and Mr. Schmidt entered into the voting agreement described in Item 4 of this Schedule 13D to facilitate the transactions contemplated by the Stock and Real Estate Purchase Agreement described in Item 4 of this Schedule 13D. Neither Mr. Hunter nor Mr. Schmidt received any additional consideration from the Company in connection with the execution and delivery of the voting agreement.

Item 4. Purposes of Transaction.

On November 16, 2007, the Company announced that it has entered into a Stock and Real Estate Purchase Agreement dated as of November 16, 2007 (the “Sale Agreement”) by and among the Company, certain of its subsidiaries and Mr. Schmidt. Mr. Hunter is also a party to the Sale Agreement, for the limited purpose of the voting agreement. Under the terms of the Sale Agreement, the Company will sell its Precision Healthcare, Inc. subsidiary and certain unimproved real estate located in Bloomington, Indiana to Mr. Schmidt. In consideration for the transfer of Precision and the real estate, Mr. Schmidt has agreed to cancel the indebtedness owed to him by the Company on a promissory note due May 1, 2008. The outstanding principal amount of the note is $2,500,000. The note bears interest at a rate of 10% per annum. At November 16, 2007, the accrued but unpaid interest on the note amounted to approximately $149,863.  Mr. Schmidt also agreed to release a security interest on all of the personal property of the Company that secured the Company’s obligations on the note.

The Sale Agreement contains certain customary representations and warranties, covenants regarding the conduct of Precision’s business pending closing of the sale, and closing conditions. In addition, the obligation of Mr. Schmidt to close is conditioned upon approval of the sale of Precision and the real estate by the Company’s shareholders. The Company has agreed to call a meeting of its shareholders to vote on approval of the sale.

Each of Mr. Schmidt and Mr. Hunter agreed to vote the shares of the Company for which he has voting power in favor of the sale of Precision and the real estate to Mr. Schmidt. Mr. Schmidt and Mr. Hunter have or share voting power over shares of the Company having an aggregate of approximately 50.9% of the voting power of the outstanding shares of the Company.

The agreement also required the Registrant to deliver to Mr. Schmidt an irrevocable proxy to vote all of the outstanding shares of Precision at the signing of the agreement. On November 16, all of the directors of Precision resigned and Mr. Schmidt was elected as the sole director of Precision.

The foregoing descriptions of the transactions contemplated by the Sale Agreement are qualified in their entirety by reference to the Sale Agreement. The Sale Agreement is incorporated as Exhibit A to this Schedule 13D by reference to the Company’s Current Report on Form 8-K filed November 19, 2007. The Exhibits to this Schedule 13D are specifically incorporated herein by reference in answer to this Item 4.

Except as set forth in this Schedule 13D and the Sale Agreement, Mr. Hunter has no plans or proposals that relate to or result in any of the transactions described in this Item 4.

Item 5. Interest in Securities of the Issuer.

Mr. Hunter beneficially owns 21,455,487 common shares of the Company. That number includes:

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20,000,000 shares for which Mr. Schmidt has or shares the power to vote, and which are subject to the voting agreement. Mr. Hunter holds an option to purchase 3,000,000 of the shares owned by Mr. Schmidt;

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415,203 shares held in the Standard Management 401(k) Plan, with respect to which Mr. Hunter shares voting power as a result of being a trustee under the plan;

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7,445 shares beneficially owned by Mr. Hunter’s spouse and child, as to which Mr. Hunter disclaims beneficial ownership;

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718,000 unissued shares subject to options that are currently exercisable; and

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314,839 shares that Mr. Hunter owns directly and over which he has sole voting power and sole dispositive power.

On November 21, 2007, Mr. Hunter purchased 50,000 shares on the over-the-counter market at a purchase price of $0.04 per share, using his personal funds. Mr. Hunter has had no other transactions in securities of the Company in the last six months.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 4 for a description of the Sale Agreement and the voting agreement contained in the Sale Agreement. The description herein of the Sale Agreement, and the matters contemplated thereby is qualified in its entirety by reference to the Sale Agreement, which is filed as an exhibit to this Schedule 13D.

Effective February 20, 2007, the Registrant entered into a letter agreement with Mr. Schmidt, pursuant to which Mr. Schmidt agreed to purchase 20,000,000 of the Registrant’s common shares at a purchase price of $0.10 per share. Pursuant to the letter agreement, Mr. Schmidt agreed to vote his common shares of the Company for the election to the Company’s board of directors of himself, Mr. Dennis King, Mr. Hunter, James H. Steane II, and Mr. Dainforth B. French, Jr., who are all of the current members of the board of directors of the Company.

Except as set forth in this Schedule 13D, Mr. Hunter has no contracts, arrangements, understanding or relationships (legal or otherwise) with any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit A:

Stock and Real Estate Purchase Agreement dated November 16, 2007 among Sam Schmidt, Standard Management Corporation, U.S. Health Services Corporation and

Standard Development, LLC (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed by Standard Management Corporation Inc. on November 20, 2007).

Exhibit B:

Letter Agreement dated February 20, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Standard Management Corporation on March 1, 2007).

SIGNATURE

Dated November 26, 2007	/s/Ronald D. Hunter Ronald D. Hunter